Exhibit 12

FORM OF TAX OPINION

[       ], 2022

Salient MF Trust
4265 San Felipe, 8th Floor

Houston, Texas 77027

Salient Midstream & MLP Fund
4265 San Felipe, 8th Floor

Houston, Texas 77027

Re:	Reorganization of a Series of a Delaware Statutory Trust and a Second Delaware Statutory Trust

Ladies and Gentlemen:

Salient MF Trust, a Delaware statutory trust (“Acquiring Fund Trust”), on behalf of its series, Salient MLP & Energy Infrastructure Fund (“Acquiring Fund”), and Salient Midstream & MLP Fund, a Delaware statutory trust (“Acquired Fund”),1 have requested our opinion as to certain federal income tax consequences of the transaction between Acquired Fund and the Acquiring Fund pursuant to the Agreement and Plan of Reorganization and Termination between them made as of [ ], 2022 (“Agreement”).2 The Agreement contemplates (1) Acquired Fund transferring all of its assets to Acquiring Fund in exchange solely for Class A shares in Acquiring Fund and Acquiring Fund’s assumption of Acquired Fund’s Liabilities, followed by (2) Acquired Fund’s distribution of those shares pro rata to its Shareholders in liquidation of that Acquired Fund, and (3) Acquired Fund’s termination and dissolution under Delaware law, all on the terms and conditions set forth in the Agreement (all the foregoing transactions involving Acquired Fund and Acquiring Fund being referred to herein collectively as the “Reorganization”).

In rendering this opinion, we have examined (1) the Agreement, (2) the Combined Prospectus and Proxy Statement [ ], 2022 (“Proxy Statement”), regarding the Reorganization that was furnished to the shareholders of the Acquired Fund, (3) the letter dated [ ], 2022 (which accompanied the Proxy Statement) to the shareholders of the Acquired Fund, and (4) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”). We have assumed, for these purposes, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties made in the Agreement and provided as contemplated in paragraph 6.4 thereof (each, a “Representation”). We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and at the date of the closing of the Reorganization (the “Closing Date”) will be, correct without that qualification. We have also assumed that as to all matters for which a person or entity has represented that that person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is and was no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

1  Each of Acquiring Fund and Acquired Fund is sometimes referred to herein as a “Fund.”

2  Each capitalized term that is not defined herein has the meaning ascribed thereto in the Agreement.

Salient MF Trust

Salient Midstream &Mlp Fund

[            ], 2022

OPINION

With respect to the Reorganization and the Funds participating therein and the Shareholders thereof, it is our opinion that, based solely on the facts set forth in the Documents and the assumptions described above, and conditioned on all the Representations being true and complete at the Closing Date and the Reorganization being consummated in accordance with the Agreement (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved), for federal income tax purposes:

(1)               Acquired Fund’s transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities, followed by Acquired Fund’s distribution of those shares pro rata to the Shareholders actually or constructively in exchange for their Acquired Fund Shares and in complete liquidation of Acquired Fund, will qualify as a “reorganization” (as defined in Section 368(a)(1)(C)3), and each Fund will be “a party to a reorganization” (within the meaning of Section 368(b));

(2)               Acquired Fund will recognize no gain or loss on the transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Acquired Fund Shares;

(3)               Acquiring Fund will recognize no gain or loss on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;

(4)               Acquiring Fund’s basis in each Asset will be the same as Acquired Fund’s basis therein immediately before the Reorganization, and Acquiring Fund’s holding period for each Asset will include Acquired Fund’s holding period therefor (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period);

(5)               A Shareholder will recognize no gain or loss on the exchange of all its Acquired Fund Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

(6)               A Shareholder’s aggregate basis in the Acquiring Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Acquired Fund Shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares will include, in each instance, its holding period for those Acquired Fund Shares, provided the Shareholder holds the latter as capital assets at the Effective Time.

3  “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”).

Salient MF Trust

Salient Midstream &Mlp Fund

[            ], 2022

Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on the Funds participating therein or the Shareholders thereof with respect to any Asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion regarding the Reorganization is based on, and is conditioned on the continued applicability of, the provisions of the Code and the Regulations, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (the “IRS”) in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the IRS or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the IRS, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies with respect to the Reorganization only to the extent each Fund is solvent, and we express no opinion about the tax treatment of the Reorganization if either Fund is insolvent. Finally, our opinion is solely for the information and use of the addressees, the Funds and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,